Your **Vote** Counts!

DRIVEN BRANDS HOLDINGS INC.

2026 Annual Meeting
Vote by July 27, 2026
11:59 PM EDT

DRIVEN BRANDS HOLDINGS INC.
440 SOUTH CHURCH ST., SUITE 700
CHARLOTTE, NC 28202



T01413-P55068

You invested in DRIVEN BRANDS HOLDINGS INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on July 28, 2026.**

Get informed before you vote

We encourage you to access and review all of the important information contained in the proxy materials before voting. View the Notice and Proxy Statement and Annual Report online at ProxyVote.com or scan the QR barcode below OR you can receive a free paper or email copy of the material(s) by requesting prior to July 14, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

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Smartphone users

Point your camera here and vote without entering a control number

 ### Vote Virtually at the Meeting*

July 28, 2026
12:00 p.m., EDT

Virtually at:
www.virtualshareholdermeeting.com/DRVN2026



*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. Please follow the instructions on the reverse side to view the proxy materials and to vote on these important matters.

Voting Items	Board Recommends
1. Election of Directors	
Nominees:	✔ **For All**
01) Damien Harmon	
02) Chadwick Hume	
03) Karen Stroup	
2. Advisory vote to approve the compensation of our named executive officers.	✔ **For**
3. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 26, 2026.	✔ **For**
NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.	

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